Exhibit 99.1

NIAID Confirms IPA’s PolyTope TATX-03 Neutralizing Activity Against the Currently Spreading SARS-CoV-2 Variant BA.2.75

VICTORIA, British Columbia--(BUSINESS WIRE)--September 14, 2022--IPA (IMMUNOPRECISE ANTIBODIES LTD.) (the “Company” or “IPA”) (NASDAQ: IPA) (TSXV: IPA), announced today that its subsidiary, Talem Therapeutics LLC (“Talem”), has shared positive results of a new study conducted by the National Institute of Allergy and Infectious Disease (NIAID), part of the National Institutes of Health (NIH), that has shown the continued resilience of PolyTope® TATX-03 in broadly neutralizing SARS-Co-V-2 variants, including two Omicron sublineages that had not been previously tested.

This NIAID-conducted pseudovirus-based study has reconfirmed the neutralizing activity of TATX-03 against the European variant (D614G mutant) of the parental virus and several previously tested variants, including Delta (B.1.617.2), and Omicron sublineages (BA.2, BA.4/5). Importantly, TATX-03 has now demonstrated its neutralizing activity against the currently spreading BA.2.75 variant. Maintained neutralizing potency was also confirmed for the Omicron sublineage BA.2.12.1, SARS-Co-V-2 variant that had not yet been screened in virus neutralization studies.

IPA’s Chief Scientific Officer (CSO), Dr. Ilse Roodink, stated: “We appreciate that our interactions with the FDA resulted in this collaboration with the NIAID. This division of the NIH is continuously screening clinical-stage antibody therapeutics for neutralizing potency towards emerging variants. We highly value this independent validation of the resilience of our PolyTope® TATX-03 product, further strengthening our position as we progress into clinical trials in humans.”

ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a biotherapeutic research and technology company that leverages systems biology, multi-omics modelling and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. For further information, visit www.ipatherapeutics.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements regarding the Company’s ability to successfully submit a clinical use application with respect to PolyTope® TATX-03, statements regarding regulatory approvals, statements regarding the potential of IPA’s PolyTope® TATX-03 to provide strong anti-viral effects against SARS-CoV-2/COVID-19 disease or any variant of the virus as either a prophylactic (preventative) or treatment (therapeutic), or to retain efficacy over time, and statements regarding the commencement date of first-in-human clinical phase trial. In respect of the forward-looking information contained herein, the Company has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the Company may not be successful in timely submission of an application for regulatory approval, developing its PolyTope® TATX-03 through the successful and timely completion of clinical trials, or may not receive all regulatory approvals to commence and then continue clinical trials of PolyTope® TATX-03, as well as those risks discussed in the Company’s Annual Information Form dated July 29, 2022 (which may be viewed on the Company’s profile at www.sedar.com) and the Company’s Form 40-F, dated July 29, 2022 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Investor: investors@ipatherapeutics.com